UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

November 4, 2010

Commission File Number 001-33725

Textainer Group Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address and telephone number, including area code, of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes   ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Third Quarter 2010 Results and Declares Quarterly Dividend,” dated November 4, 2010.

Exhibit

1.	Press Release dated November 4, 2010

Exhibit 1

Textainer Group Holdings Limited Reports Third Quarter and Nine Months

2010 Results and Declares Quarterly Dividend

Raises Dividend by 8.0% to $0.27 per Common Share, Representing Third Consecutive Increase to

Quarterly Payout

Third Quarter and Year-to-Date 2010 Highlights

•	Paid a $0.25 per common share dividend on September 1, 2010 to all shareholders of record as of August 23, 2010;

•

Declared a dividend increase of 8.0% to $0.27 per common share, payable on November 24, 2010 to all shareholders of record as of November 15, 2010, increasing total dividends declared since the October 2007 IPO to $3.00 per common share;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders of $30.7 million, or $0.62 per diluted common share, for the third quarter and $80.0 million, or $1.63 per diluted common share, for the nine months ended September 30, 2010;

•

Recorded net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) of $33.3 million, or $0.67 per diluted common share, for the third quarter, and $87.8 million, or $1.79 per diluted common share, for the nine months ended September 30, 2010;

•	Increased average fleet utilization to 98.0% for the third quarter from 85.4% for the third quarter of 2009;

•

Utilized balance sheet strength to order a total of 212,620 Twenty-Foot Equivalent Units (“TEU”) of new containers for delivery through December 2010, representing a total of $506.6 million in capital expenditures.

HAMILTON, Bermuda, November 4, 2010 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE:TGH) (“Textainer”, the “Company”, “we” and “our”), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the third quarter and nine months ended September 30, 2010.

Total revenue for the quarter was $75.3 million, which was an increase of $19.2 million, or 34%, compared to $56.1 million for the prior year quarter. For the nine months ended September 30, 2010, total revenue was $219.0 million, which was an increase of $48.9 million, or 29%, compared to $170.1 million for the prior year comparable period. EBITDA(1—see GAAP to non-GAAP reconciliations) for the quarter was $56.4 million, which was an increase of $22.0 million, or 64%, compared to $34.4 million for the prior year quarter. The increase in EBITDA(1) for the current year quarter compared to the prior year quarter period was primarily due to a 12.6 percentage point improvement in utilization and a 16.2% increase in the Company’s owned fleet size. EBITDA(1) for the nine months ended September 30, 2010 was $153.7 million, which was an increase of $26.7 million, or 21%, compared to $127.0 million for the prior year comparable period. The increase in EBITDA(1) was primarily due to a 7 percentage point improvement in utilization and a 17.8% increase in the Company’s owned fleet size for the nine months ended September 30, 2010 compared to the prior year comparable period, partially offset by a gain of $19.4 million in the prior year comparable period due to the early extinguishment of debt in 2009.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the quarter was $33.3 million, which was an increase of $19.2 million, or 137%, compared to $14.0 million for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the current year quarter was positively affected by a 12.6 percentage point improvement in utilization and a 16.2% increase in the Company’s owned fleet size. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net(1) for the quarter was $0.67 per share, which was an increase of $0.38 per share, or 131%, compared to $0.29 per share for the prior year quarter.

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the nine months ended September 30, 2010 was $87.8 million, which was an increase of $28.3 million, or 48%, compared to $59.4 million for the prior year comparable period. The increase in net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) was primarily due to a 7 percentage point improvement in utilization and a 17.8% increase in the Company’s owned fleet size, partially offset by a gain of $19.4 million, $15.8 million net of the related increase in noncontrolling interest(1), due to the early extinguishment of debt in 2009. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net(1) for the nine months ended September 30, 2010 was $1.79 per share, which was an increase of $0.55 per share, or 44%, compared to $1.24 per share for the prior year comparable period.

Net income attributable to Textainer Group Holdings Limited common shareholders for the quarter was $30.7 million, which was an increase of $17.2 million, or 127%, compared to $13.5 million for the prior year quarter. The increase in net income attributable to Textainer Group Holdings Limited common shareholders was primarily due to an improvement in utilization of 12.6 percentage points and a 16.2% increase in the Company’s owned fleet size. Net income attributable to Textainer Group Holdings Limited common shareholders for the nine months ended September 30, 2010 was $80.0 million, which was an increase of $14.6 million, or 22%, compared to $65.4 million for the prior year comparable period. The increase in net income attributable to Textainer Group Holdings Limited common shareholders was primarily due to a 7 percentage point improvement in utilization and a 17.8% increase in the Company’s owned fleet size, partially offset by a gain of $19.4 million, $15.8 million net of the related increase in noncontrolling interest(1), due to the early extinguishment of debt in 2009 and $9.5 million of unrealized losses on interest rate swaps, net in the current year period compared to $7.3 million of gains on unrealized interest rate swaps, net in the prior year comparable period.

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the quarter was $0.62, which was an increase of $0.34 per share, or 121%, from the $0.28 per share for the prior year quarter. Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share for the nine months ended September 30, 2010 was $1.63, which was an increase of $0.27 per share, or 20%, from the $1.36 per share for the prior year comparable period.

John A. Maccarone, President and Chief Executive Officer of Textainer, commented, “We are very pleased with our strong third quarter 2010 results. Highlighting our success, we increased both total revenue and income from operations by 34% and 10%, respectively, compared to the prior year quarter. We increased our average fleet utilization to 98.0% for the quarter from 85.4% for the third quarter of 2009. Complementing this achievement, we utilized our balance sheet strength to purchase a total of 212,620 TEU in new containers year-to-date for delivery through December 2010, approximately 90% of which will be owned directly by Textainer. Consistent with our strategy to secure a large portion of our expanding container fleet on long-term leases, of the 212,620 TEU in new containers produced, approximately 180,732 TEU, or 85%, are committed to long-term leases. By significantly expanding our fleet in an accretive manner and increasing our contracted revenue streams with a diverse group of shipping lines, we remain well positioned to further strengthen our industry leadership and drive future performance.”

Mr. Maccarone concluded, “Based on the continued execution of our business plan combined with the positive industry fundamentals, we are pleased to once again increase our quarterly dividend. Textainer’s third quarter dividend of $0.27 per common share represents an increase of 8% from the Company’s previous payout and marks our third consecutive quarterly increase. Since our IPO in October 2007, we have raised our dividend six times and declared cumulative dividends of $3.00 per common share for the benefit of our shareholders.”

Outlook

Industry

Textainer continues to benefit from a worldwide shortage of containers. Specifically, the lack of new production of standard dry freight containers throughout 2009, combined with continued retirement of older containers, led to a decline of approximately 4% in the world container fleet last year as compared to an average annual 8% net growth from 2004 to 2008.

For 2010, it is estimated that total new container production will only be approximately 2.0 million TEU as it took some time for container manufacturers in China to ramp up production to more normalized levels after closing plants last year. In addition, the continued use of slow steaming and super slow steaming by container shipping lines requires approximately 5-7% more containers to carry the same volume of cargo.

With respect to demand, cargo volumes are expected to grow 10% to 11% in 2010 compared to 2009, which is considerably higher than initial projections for the year. We believe that many container shipping lines do not have a sufficient capex budget this year to purchase new containers, and they will therefore continue to rely heavily on leasing companies such as Textainer to meet their requirements.

Going forward, Nomura International forecasts new container production will be 3.2 million TEU in 2011. We believe that leasing companies will again provide the demand for the majority of this new production in order to match supply with expected demand.

Strategic Focus

Textainer has now purchased or ordered over 212,000 TEU of new containers for delivery by the end of 2010 at a total cost of over $500 million. This is the largest single year of new container purchases and the highest amount of capital expenditures on new containers in our 31-year history. Of the $506.6 million of new containers ordered for delivery through December 2010, $450.8 million, or 89% of the total, will be owned by Textainer. Consequently, we expect to increase the percentage of owned containers in our total fleet to approximately 50% by the end of 2010 compared to approximately 45% at the end of 2009. We earn significantly more income per TEU from containers we own as opposed to containers that we manage. Effective June 29, 2010, we extended the term and increased the size of the securitization facility of Textainer’s principal asset-owning subsidiary, Textainer Marine Containers Limited, from a total revolving commitment of $475.0 to $750.0 million for an initial period of two years on competitive terms. This agreement, which we believe to be the largest container securitization ever, increases our total financing facilities to nearly $1 billion.

With significant access to capital, we will continue to explore accretive growth opportunities that we expect to create short-term and long-term value.

Dividend

On November 3, 2010, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.27 per share on Textainer’s issued and outstanding common shares, payable on November 24, 2010 to shareholders of record as of November 15, 2010. This dividend is an increase of $0.02 per share from the prior quarter and will be the thirteenth consecutive quarterly dividend since Textainer’s October 2007 initial public offering. Combined, these dividends have averaged 47% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) during this period. The current dividend represents 40% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the third quarter and the three dividends declared this year represent 42% of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net(1) for the nine months ended September 30, 2010.

Investors’ Webcast

Textainer will hold a conference call and a Webcast with an accompanying slide presentation at 11:00 am EDT on Thursday, November 4, 2010 to discuss Textainer’s 2010 third quarter results. An archive of the Webcast will be available one hour after the live call through November 4, 2011. For callers in the U.S. the dial-in number for the conference call is 877-303-9078; for callers outside the U.S. the dial-in number for the conference call is 970-315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. We have a total of 1.5 million containers, representing about 2.3 million TEU, in our owned and managed fleet. We lease containers to more than 400 shipping lines and other lessees. We lease dry freight containers, which are by far the most common of the three principal types of intermodal containers, as well as specialized and refrigerated containers. We have also been one of the largest purchasers of new containers among container lessors over the last 10 years. We are one of the largest sellers of used containers, having sold more than 100,000 containers last year to more than 1,000 customers. We provide our services worldwide via a network of regional and area offices and independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding (i) Textainer’s belief that by significantly expanding its fleet in an accretive manner and increasing its contracted revenue streams with a diverse group of shipping lines, it will remain well positioned to further strengthen its industry leadership and drive future performance; (ii) Textainer’s belief that it continues to benefit from a worldwide shortage of containers; (iii) Textainer’s estimate that total production capability for 2010 will only be approximately 2.0 million TEU as it has taken some time for container manufactures in China to ramp up production to more normalized levels after closing plants last year; (iv) Textainer’s belief that the continued use of slow steaming and super slow steaming by container shipping lines requires approximately 5-7% more containers to carry the same volume of cargo; (v) Textainer’s expectation that, with respect to demand, cargo volumes are expected to grow 10% to 11% in 2010 compared to 2009; (vi) Textainer’s belief that many container lines do not have a sufficient capex budget this year to purchase new containers and they will continue to rely heavily on leasing companies such as Textainer to meet their requirements; (vii) Nomura International’s forecast that new container production will be 3.2 million TEU in 2011 and Textainer’s belief that leasing companies will again provide the majority of this new production in order to match supply with expected demand; (viii) Textainer’s expectation that it will increase the percentage of owned containers in its total fleet to approximately 50% by the end of 2010 compared to approximately 45% at the end of 2009; (ix) Textainer’s belief that the securitization facility of its principal asset-owning subsidiary, Textainer Marine Containers Limited, is the largest container securitization ever and (x) Textainer’s belief that, with significant access to capital, it will continue to explore accretive growth opportunities that it expects to create short-term and long-term value. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the risk that there could be a double-dip global recession that may adversely affect our business, financial condition and results of operations, including the risk that the a double-dip global recession may delay or prevent Textainer’s customers from making payments; the risk that gains and losses associated with the disposition of equipment may fluctuate; Textainer’s ability to finance the continued purchase of containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; lease and freight rates may decline; the demand for leased containers is partially tied to international trade; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; acquisitions involve a number of risks and present financial, managerial and operational challenges; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 17, 2010.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

September 30, 2010 and December 31, 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2010	2009
Assets

Current assets:
Cash and cash equivalents	$62,972	$56,819
Accounts receivable, net of allowance for doubtful accounts of $7,835 and $8,347 in 2010 and 2009, respectively	51,748	68,896
Net investment in direct financing and sales-type leases	18,431	17,225
Trading containers	249	1,271
Containers held for sale	1,830	9,756
Prepaid expenses	8,036	1,785
Deferred taxes	1,459	1,463
Due from affiliates, net	—	126

Total current assets	144,725	157,341
Restricted cash	13,848	6,586
Containers, net of accumulated depreciation of $349,318 and $343,513 at 2010 and 2009, respectively	1,269,187	1,061,866
Net investment in direct financing and sales-type leases	74,969	63,326
Fixed assets, net of accumulated depreciation of $8,792 and $8,512 at 2010 and 2009, respectively	1,611	1,986
Intangible assets, net of accumulated amortization of $25,830 and $20,897 at 2010 and 2009, respectively	61,733	66,692
Interest rate swaps	—	731
Other assets	7,656	1,495

Total assets	$1,573,729	$1,360,023

Liabilities and Equity

Current liabilities:

Accounts payable	$3,705	$9,078
Accrued expenses	11,522	9,740
Container contracts payable	139,140	13,140
Deferred revenue	7,027	7,948
Due to owners, net	17,920	14,141
Secured debt facility	—	16,500
Bonds payable	51,500	51,500

Total current liabilities	230,814	122,047
Revolving credit facility	101,000	79,000
Secured debt facility	368,602	313,021
Bonds payable	188,401	226,875
Deferred revenue	4,837	11,294
Interest rate swaps	17,756	8,971
Income tax payable	18,488	18,656
Deferred taxes	7,719	6,894

Total liabilities	937,617	786,758

Equity:

Textainer Group Holdings Limited shareholders’ equity:

Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 48,204,615 and 47,760,771 at 2010 and 2009, respectively	482	478
Additional paid-in capital	179,058	170,497
Accumulated other comprehensive loss	(99)	(111)
Retained earnings	374,827	329,449

Total Textainer Group Holdings Limited shareholders’ equity	554,268	500,313
Noncontrolling interest	81,844	72,952

Total equity	636,112	573,265

Total liabilities and equity	$1,573,729	$1,360,023

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Income

Three and Nine Months Ended September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Revenues:
Lease rental income	$61,268	$45,428	$167,590	$138,719
Management fees	7,760	6,769	21,065	18,647
Trading container sales proceeds	1,982	1,584	9,406	5,272
Gains on sale of containers, net	4,242	2,273	20,914	7,435

Total revenues	75,252	56,054	218,975	170,073

Operating expenses:
Direct container expense	4,107	10,276	21,448	27,586
Cost of trading containers sold	1,595	1,274	7,493	4,553
Depreciation expense	14,891	12,553	40,922	34,966
Amortization expense	1,636	2,020	4,788	5,479
General and administrative expense	5,146	4,859	16,095	15,248
Short-term incentive compensation expense	1,347	640	3,463	1,830
Long-term incentive compensation expense	1,062	892	4,200	2,616
Bad debt expense (recovery), net	227	1,011	(254)	3,205

Total operating expenses	30,011	33,525	98,155	95,483

Income from operations	45,241	22,529	120,820	74,590

Other income (expense):
Interest expense	(6,058)	(2,587)	(11,493)	(8,899)
Gain on early extinguishment of debt	—	—	—	19,398
Interest income	8	8	14	59
Realized losses on interest rate swaps and caps, net	(2,292)	(3,538)	(7,399)	(11,240)
Unrealized (losses) gains on interest rate swaps, net	(3,188)	(809)	(9,516)	7,253
Gain on lost military containers, net	152	646	498	814
Other, net	(492)	156	(829)	125

Net other (expense) income	(11,870)	(6,124)	(28,725)	7,510

Income before income tax and noncontrolling interest	33,371	16,405	92,095	82,100
Income tax benefit (expense)	49	(1,197)	(3,219)	(4,853)

Net income	33,420	15,208	88,876	77,247
Less: Net income attributable to the noncontrolling interest	(2,752)	(1,705)	(8,892)	(11,815)

Net income attributable to Textainer Group Holdings Limited common shareholders	$30,668	$13,503	$79,984	$65,432

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.64	$0.28	$1.67	$1.37
Diluted	$0.62	$0.28	$1.63	$1.36

Weighted average shares outstanding (in thousands):
Basic	48,171	47,761	47,907	47,761
Diluted	49,441	48,212	49,039	48,016

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Nine months Ended September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Nine Months Ended September 30,
	2010	2009
Cash flows from operating activities:
Net income	$88,876	$77,247

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation expense	40,922	34,966
Bad debt (recovery) expense, net	(254)	3,205
Unrealized losses (gains) on interest rate swaps, net	9,516	(7,253)
Amortization of debt issuance costs	2,711	1,655
Amortization of intangible assets	4,788	5,479
Amortization of acquired above-market leases	170	1,143
Amortization of deferred revenue	(5,345)	(1,996)
Amortization of unearned income on direct financing and sales-type leases	(6,044)	(6,288)
Gains on sale of containers and lost military containers, net	(21,412)	(8,249)
Gain on early extinguishment of debt	—	(19,398)
Share-based compensation expense	4,316	2,536
Changes in operating assets and liabilities	572	422

Total adjustments	29,940	6,222

Net cash provided by operating activities	118,816	83,469

Cash flows from investing activities:
Purchase of containers and fixed assets	(181,134)	(61,554)
Purchase of intangible assets	—	(13,822)
Proceeds from sale of containers and fixed assets	61,441	42,476
Receipt of principal payments on direct financing and sales-type leases	34,393	19,237

Net cash used in investing activities	(85,300)	(13,663)

Cash flows from financing activities:

Proceeds from revolving credit facility	51,000	10,000
Principal payments on revolving credit facility	(29,000)	(60,000)
Proceeds from secured debt facility	109,000	125,500
Principal payments on secured debt facility	(70,000)	(86,000)
Principal payments on bonds payable	(38,625)	(40,418)
Purchase of bonds payable	—	(20,234)
(Increase) decrease in restricted cash	(7,262)	10,316
Issuance of common shares	(11,669)	—
Debt issuance costs	3,787	(112)
Dividends paid	(34,606)	(32,955)

Net cash used in financing activities	(27,375)	(93,903)

Effect of exchange rate changes	12	61

Net increase (decrease) in cash and cash equivalents	6,153	(24,036)
Cash and cash equivalents, beginning of the year	56,819	71,490

Cash and cash equivalents, end of period	$62,972	$47,454

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Non-GAAP Reconciliation of Net Income to EBITDA, Net Income to Net Income Excluding Unrealized

Losses (Gains) on Interest Rate Swaps, Net and Gain on Early Extinguishment of Debt to Gain on Early

Extinguishment of Debt Net of Related Noncontrolling Interest

Three and Nine Months Ended September 30, 2010 and 2009

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1) The following is a reconciliation of net income to EBITDA, a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders to net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net a reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net and a reconciliation of gain on early extinguishment of debt to gain on early extinguishment of debt net of related noncontrolling interest for the three and nine months ended September 30, 2010 and 2009 and a reconciliation of cash flows provided by operating activities to EBITDA for the nine months ended September 30, 2010 and 2009. EBITDA (defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net income attributable to the noncontrolling interest, depreciation and amortization expense and the related impact on net income attributable to the noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized losses (gains) on interest rate swaps, net and the related impact on net income attributable to the noncontrolling interest), net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized losses (gains) on interest rate swaps, net and the related impact on income tax expense and net income attributable to the noncontrolling interest) and gain on early extinguishment of debt net of related noncontrolling interest (defined as gain on early extinguishment of debt net of the related impact on net income attributable to the noncontrolling interest) are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net, net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net and gain on early extinguishment of debt net of related controlling interest are presented solely as supplemental disclosures. Management believes that EBITDA may be a useful performance measure that is widely used within our industry and net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap held to maturity the unrealized losses (gains) will net to zero. EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison. Management also believes that net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net are useful in evaluating our operating performance because unrealized losses (gains) on interest rate swaps, net is a noncash, non-operating item. We believe EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net provides useful information on our earnings from ongoing operations. We believe that EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net and net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither EBITDA, net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net or net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$30,668	$13,503	$79,984	$65,432
Adjustments:
Interest income	(8)	(8)	(14)	(59)
Interest expense	6,058	2,587	11,493	8,899
Realized losses on interest rate swaps and caps, net	2,292	3,538	7,399	11,240
Unrealized losses (gains) on interest rate swaps, net	3,188	809	9,516	(7,253)
Income tax (benefit) expense	(49)	1,197	3,219	4,853
Net income attributable to the noncontrolling interest	2,752	1,705	8,892	11,815
Depreciation expense	14,891	12,553	40,922	34,966
Amortization expense	1,636	2,020	4,788	5,479
Impact of reconciling items on net income attributable to the noncontrolling interest	(5,023)	(3,516)	(12,504)	(8,361)

EBITDA	$56,405	$34,388	$153,695	$127,011

Net cash provided by operating activities			$118,816	$83,469
Adjustments:
Bad debt recovery (expense), net			254	(3,205)
Amortization of debt issuance costs			(2,711)	(1,655)
Amortization of acquired above-market leases			(170)	(1,143)
Amortization of deferred revenue			5,345	1,996
Amortization of unearned income on direct financing and sales-type leases			6,044	6,288
Gains on sale of containers and lost military containers, net			21,412	8,249
Gain on early extinguishment of debt			—	19,398
Share-based compensation expense			(4,316)	(2,536)
Interest expense			11,493	8,899
Interest income			(14)	(59)
Realized losses on interest rate swaps and caps, net			7,399	11,240
Income tax (benefit) expense			3,219	4,853
Changes in operating assets and liabilities			(572)	(422)
Impact of reconciling items on net income attributable to the noncontrolling interest			(12,504)	(8,361)

EBITDA			$153,695	$127,011

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders	$30,668	$13,503	$79,984	$65,432
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	3,188	809	9,516	(7,253)
Impact of reconciling item on net income attributable to noncontrolling interest	(580)	(281)	(1,750)	1,267

Net income attributable to Textainer Group Holdings Limited common shareholders excluding unrealized losses (gains) on interest rate swaps, net	$33,276	$14,031	$87,750	$59,446

Reconciliation of net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	0.62	$0.28	1.63	$1.36
Adjustments:
Unrealized losses (gains) on interest rate swaps, net	0.06	0.02	0.20	(0.15)
Impact of reconciling item on net income attributable to noncontrolling interest	(0.01)	(0.01)	(0.04)	0.03

Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share excluding unrealized losses (gains) on interest rate swaps, net	$0.67	$0.29	$1.79	$1.24

Reconciliation of gain on early extinguishment of debt to gain on early extinguishment of debt net of related noncontrolling interest
Gain on early extinguisment of debt		$—		$19,398
Adjustments:
Impact of gain on early extinguishment of debt on net income attributable to noncontrolling interest		—		(3,607)

Gain on early extinguishment of debt net of related noncontrolling interest		$—		$15,791

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2010

Textainer Group Holdings Limited

/S/ JOHN A. MACCARONE
John A. Maccarone President and Chief Executive Officer